Question 77C: Submission of matters to a vote of security holders

A special meeting of the Shareholders of the Security First Trust was held on January 26, 2001. The results of votes taken among shareholders on proposals before them are reported below.



1.   To consider and act upon an Agreement and Plan of Reorganization
               (the "Plan") providing for the acquisition of all of the assets of BlackRock Equity Series ("SF Equity") by BlackRock Equity Portfolio ("BlackRock Equity"), a series of Met Investors Series Trust ("MIT"), in exchange for shares of BlackRock Equity and the assumption by BlackRock Equity of the identified liabilities of SF Equity. The Plan also provides for distribution of these shares of BlackRock Equity to shareholders of SF Equity in liquidation and subsequent termination of SF Equity. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of SF Equity.

Name of Portfolio         FOR             AGAINST         ABSTAIN
BlackRock Equity Series   4,847,925.263   150,713.364     1,387,457.013




          2. To consider and act upon an Agreement and Plan of Reorganization (the "Plan") providing for the acquisition of all of the assets of BlackRock U.S. Government Income Series ("SF Government") by BlackRock U.S. Government Income Portfolio ("BlackRock Government"), a series of MIT, in exchange for shares of BlackRock Government and the assumption by BlackRock Government of the identified liabilities of SF Government. The Plan also provides for distribution of these shares of BlackRock Government to shareholders of SF Government in liquidation and subsequent termination of SF Government. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of SF Government.

Name of Portfolio         FOR             AGAINST         ABSTAIN
BlackRock U. S.           4,785,546.310   135,866.082     1,223,593.592
Government Income Series